UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.____)*
FLOW INTERNATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
343468104
(CUSIP Number)
John G. Igoe, P.A.
Edwards Angell Palmer & Dodge LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, Florida 33401
(561) 833-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 3, 2011
(Date of Event which Requires Filing this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.nbs>☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS Otter Creek Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,407,439

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,407,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,407,439

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.

1	NAMES OF REPORTING PERSONS Otter Creek International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,906,264

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,906,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,906,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS Otter Creek Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,703

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS R. Keith Long

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,313,703

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,313,703

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,313,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer:
This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Otter Creek Partners I., L.P., a Delaware limited partnership (the “Domestic Fund”), Otter Creek International, Ltd., a British Virgin Islands international business company (the “Offshore Fund”), Otter Creek Management, Inc., a Delaware corporation (the Management Company”) and R. Keith Long, an individual (“Mr. Long” and, together with the Domestic Fund, the Offshore Fund and the Management Company, the “Reporting Persons”). This Schedule 13D relates to the common stock, par value $0.01 per share, of Flow International Corporation, a Washington corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer. The Management Company is the sole general partner of the Domestic Fund and the investment adviser to the Domestic Fund and the Offshore Fund (collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.
Item 2. Identity and Background.
(a) - (c)	This statement is filed jointly by the Reporting Persons.

The Management Company is the sole general partner of the Domestic Fund and the investment adviser to the Funds. Mr. Long is the sole director, majority shareholder and Chief Executive Officer of the Management Company. Mr. Long and Joseph W. O’Neill, Jr. are the executive officers of the Management Company. Mr. Long, Oskar P. Lewnowski and James R. Simcoke are the directors of the Offshore Fund. Messrs. Lewnowski and Simcoke are retired. The business address of the Funds, the Management Company, Mr. Long, and Mr. O’Neill is 222 Lakeview Avenue, Suite 1130, West Palm Beach, FL 33401.

(d)	During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor any of the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Long, O’Neill and Simcoke are U.S. citizens. Mr. Lewnowski is a British Virgin Islands citizen.

Item 3. Source and Amount of Funds or Other Consideration.
The Domestic Fund paid $4,212,867.50 from its working capital to purchase the 1,407,439 shares of Common Stock of the Issuer.

The Offshore Fund paid $5,459,648.13 from its working capital to purchase the 1,906,264 shares of Common Stock of the Issuer.

The Funds effect purchases of securities primarily through accounts maintained for them with Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
The purpose of the acquisition of the shares of Common Stock by the Funds is for investment. The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.
(a)	The following table sets forth the aggregate number and the percentage of outstanding shares of Common Stock that the Reporting Persons beneficially owned as of August 3, 2011.

	Shares of Common		Percentage of Shares of
	Stock Beneficially		Common Stock
Name	Owned		Beneficially Owned (1)
The Domestic Fund	1,407,439		2.95%
The Offshore Fund	1,906,264		3.99%
The Management Company	3,313,703	(2)	6.94%
R. Keith Long	3,313,703	(2)	6.94%

The Reporting Persons, as a group	3,313,703		6.94%

(1)	Based on 47,720,076 shares of Common Stock reported outstanding by the Issuer in the Issuer’s Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on August 10, 2011. The percentage is rounded to the nearest 1/100 percent.

(2)	Each of the Management Company and R. Keith Long disclaims beneficial ownership of the shares of Common Stock held by the Funds, except to the extent of its or his pecuniary interest therein and this statement shall not be deemed an admission that the Management Company or R. Keith Long is the beneficial owner of such shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or any other purpose.
(b)	The Management Company and Mr. Long share voting and dispositive power with respect to the 3,313,703 shares of Common Stock held directly by the Funds. The Management Company, Mr. Long and the Domestic Fund share voting and dispositive power with respect to the 1,407,439 shares of Common Stock held directly by the Domestic Fund. The Management Company, Mr. Long and the Offshore Fund share voting and dispositive power with respect to the 1,906,264 shares of Common Stock held directly by the Offshore Fund.

(c)	Since June 1, 2011, the Reporting Persons acquired and disposed of shares of Common Stock as set forth below. All such shares were acquired through brokers’ transactions.

SHARES ACQUIRED BY THE DOMESTIC FUND

Trade Date	Number of Shares	Price Per Share
6/2/2011	300	$3.7245
6/6/2011	22,100	3.6451
6/10/2011	21,100	3.4882
6/13/2011	7,300	3.5678
6/14/2011	13,500	3.7264
6/15/2011	7,300	3.6578
6/16/2011	2,900	3.5097
6/23/2011	103,100	3.1925
6/23/2011	92,100	3.1998
6/24/2011	9,200	3.2320
6/27/2011	36,700	3.2150
7/18/2011	9,800	3.2998
7/27/2011	24,380	3.2830
7/28/2011	10,000	3.2978
8/3/2011	49,900	3.2179
8/4/2011	118,400	3.1866
8/5/2011	21,200	3.2106
8/8/2011	42,500	2.9871
8/3/2011	49,900	3.2179
8/4/2011	118,400	3.1866
8/5/2011	21,200	3.2106
8/8/2011	42,500	2.9871
8/9/2011	90,400	2.8176
8/10/2011	42,400	2.6829
8/11/2011	150,000	2.5299
SHARES ACQUIRED BY THE OFFSHORE FUND

Trade Date	Number of Shares	Price Per Share
6/2/2011	708	$3.7245
6/6/2011	37,900	3.6451
6/10/2011	36,107	3.4882
6/13/2011	12,700	3.5678
6/14/2011	23,000	3.7264
6/15/2011	12,700	3.6578
6/16/2011	4,800	3.5097
6/23/2011	176,900	3.1925
6/23/2011	157,900	3.1998
6/24/2011	22,200	3.2320
6/27/2011	63,300	3.2150
7/18/2011	2,907	3.2998
8/4/2011	7,600	3.1866

(continued)

Trade Date	Number of Shares	Price Per Share
8/5/2011	28,800	3.2106
8/8/2011	57,500	2.9871
8/4/2011	7,600	3.1866
8/5/2011	28,800	3.2106
8/8/2011	57,500	2.9871
8/9/2011	122,700	2.8176
8/10/2011	57,600	2.6829
8/11/2011	200,000	2.5299
SHARES DISPOSED OF BY THE OFFSHORE FUND

Trade Date	Number of Shares	Price Per Share
7/7/2011	25,000	$3.5325
7/21/2011	8,194	3.5425
(d)	Other than the Funds which directly hold the shares of Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
99.1	Joint Filing Agreement and Power of Attorney dated August 12, 2011 among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 12, 2011

OTTER CREEK PARTNERS I, L.P. By: Otter Creek Management, Inc., its general partner

By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.
By:	/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.
By:	/s/ R. Keith Long
R. Keith Long, Chief Executive Officer

R. KEITH LONG
/s/ R. Keith Long
R. Keith Long